SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER’S DIRECT NUMBER (312) 853-7833		WRITER’S E-MAIL ADDRESS lreategui@sidley.com

April 21, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:                                         Ms. Cecilia D. Blye

Re:                               Kraft Foods Inc.
Form 10-K for the fiscal year ended December 31, 2004
No. 1-16483

Ladies and Gentlemen:

On behalf of Kraft Foods Inc. (“Kraft”), we are writing in response to the comment contained in the staff’s comment letter dated March 30, 2005 (the “Comment Letter”) with respect to Kraft’s Form 10-K for the fiscal year ended December 31, 2004 (the “10-K”).  For the convenience of the staff’s review, we have set forth the comment contained in the Comment Letter along with the responses of Kraft.

General:

We note that on page 11 of your 10-K you state: “Revenue generated from operations or sales to the third-party distributors in the Middle Ease was approximately $250 million in 2004, representing 3.3% of the net revenue of the Europe, Middle East and Africa segment.  In addition, in 2004, the Company entered into agreements with third parties for the resale of the Company’s products into Iraq, Libya and Syria.”

In light of the fact that Syria and Libya have been identified by the U.S. State Department as state sponsors of terrorism; Syria is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control; and Libya was until recently subject to economic sanctions, please describe for us the extent of the resale activity with respect to your products in Syria and Libya, including the dollar amount of resales; the materiality to the

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Company of the resale of Company products in Syria and Libya; and your view as to whether the fact that your products are sold in Syria and Libya pursuant to your agreements with third parties constitutes a material investment risk for your security holders.  Additionally, please describe for us the extent and nature of the resale of Company products into Iraq prior to the time that country was no longer subject to U.S. economic sanction or identified as a state sponsor of terrorism.  We may have further comment.

RESPONSE:  Kraft’s activities in Iraq, Libya and Syria have been limited to making an immaterial amount of food products available for resale through third parties.  Kraft believes these activities are immaterial to Kraft whether measured based on quantitative measures or on factors such as their impact on Kraft’s reputation.  For 2004, the net revenue from shipments delivered directly or for resale into Iraq, Syria and Libya was de minimis when compared to either the worldwide net revenue of Kraft or the Europe, Middle East & Africa segment of which these countries form a part, and therefore does not constitute, on a quantitative basis, a material investment risk for Kraft’s shareholders.  Kraft does not believe these activities negatively impact its reputation, in part because Kraft’s sales have been made during periods when such sales were appropriate for U.S. companies or their foreign affiliates and have been conducted in a manner consistent with applicable U.S. sanctions regulations.  U.S. sanctions against Syria came into effect in May 2004.  Even after the recent amendments to those sanctions, sales of food are expressly permitted without a license.  Sales of food to Libya and Iraq are also consistent with U.S. policy towards those countries.  Given the de minimis nature of the shipments and the fact that the shipments solely relate to food products that satisfy basic needs of consumers in these countries, Kraft does not believe these transactions will negatively impact its reputation or share value such as to pose a material investment risk for Kraft’s shareholders.

Kraft sold food products directly into Syria in early 2004, with net revenue from such sales totaling $84,000.  Direct sales into Syria ceased in March 2004.  Thereafter, Kraft entered into an arrangement with a Cyprus-based distributor who resells Kraft food products into Syria.  Kraft’s net revenues for sales of food products to this distributor during the remainder of 2004 totaled $324,000.  All of Kraft’s sales into Syria, whether direct or through the Cyprus-based distributor, are made through Kraft’s World Travel Retail Division, which supplies duty-free outlets.  Kraft neither ships to nor invoices to Syrian companies.

In July 2004, Kraft began sales of food products to a distributor in the United Kingdom for resale into Libya.  U.S. prohibitions against transactions with Libya were lifted in April 2004.  Net revenues under this arrangement in 2004 totaled $598,000.

Kraft entered into arrangements in August 2003 and July 2004, respectively, with two distributors to resell food products in Iraq.  Prior to that time, Kraft did not have resale arrangements with any distributors relating to the resale of its products into Iraq.  U.S. prohibitions against transactions with Iraq were lifted in May 2003.

As disclosed in the 10-K, Kraft’s products reach Iraq, Libya and Syria through agreements with third parties for resale.  Kraft’s responses are therefore limited to shipments of its products to the third parties under these agreements.

* * * * *

If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-7833 or Marc Firestone of Kraft at (847) 646-4051.

Very truly yours,

/s/ Lisa J. Reátegui

Lisa J. Reátegui

cc:	Krista Endres